Exhibit 12

The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(Millions)
Earnings:
Income from continuing operations before income taxes	$1,080	$1,289	$1,202	$385	$550
Less: Equity earnings (1)	(134)	(111)	(155)	(143)	(118)
Income from continuing operations before income taxes and equity earnings	946	1,178	1,047	242	432
Add:
Fixed charges:
Interest incurred (1)(2)	611	568	598	628	656
Rental expense representative of interest factor	11	11	10	10	10
Total fixed charges	622	579	608	638	666
Distributed income of equity method investees (1)	245	161	191	174	134
Less:
Interest capitalized	(101)	(59)	(25)	(36)	(61)
Total earnings as adjusted	$1,712	$1,859	$1,821	$1,018	$1,171
Fixed charges	$622	$579	$608	$638	$666
Ratio of earnings to fixed charges	2.75	3.21	3.00	1.60	1.76

(1)	Prior years have been recast to include the effect of 50%-owned companies.

(2)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in Provision (benefit) for income taxes in our Consolidated Statement of Income.